[GRAPHIC OMITTED]                                       10715 Gulfdale Suite 285
                                                        San Antonio, Tx 78216
                                                        210-442-2402
                                                        210-442-2405 Fax


August 22, 2005

Mr. William Choi,
Branch Chief
Securities and Exchange Commission
Washington D.C.

Dear Mr. Choi:

In response to your letter dated August 15, 2005, I offer the following as to your comments concerning PlanetLink's 10KSB for the period ending December 31, 2004:

      1) Attached is the revised audit report from Kahn Boyd and Levychin ("KBL") using the correct form and wording as requested.

      2) I think our current classification of the amortization expense of the company's capitalized software costs is appropriate for the year ended December 31, 2004 because it was only in the last quarter of 2004 that the company began recording revenue; prior to the last quarter the company was in the development stage. The revenue for 2004 was only $3,000; we were just beginning to ramp up our sales. While acknowledging the pronouncements in FASB 86, I would also like to suggest that it would not be applicable because we do not actually sell the software that we developed. We sell or lease devices which we purchase from a manufacturer that have the manufacturer's firmware embedded in the device. The device then utilizes our proprietary software, the Internet, a wireless provider and a mapping component to monitor our customer's fleet vehicles. Our software resides on our server; a copy of the software is never given to our customers as it would be if you bought a Microsoft Office product. The monitoring service we provide is via the Internet with communications from the device coming back to our server. The customer can then log into his account on the server to determine where his fleet vehicles are.

      3) Attached the revised Exhibit 31.1 and the revised Item 8A discussion for the company's internal controls.

Upon your review of the information submitted and your response, PlanetLink Communications will file an amended 10KSB for the year ended December 31, 2004.

Sincerely,


/s/


M. Dewey Bain
Chief Executive Officer and Chief Financial Officer

PlanetLink Communications
Proposed Revised Item 8A
  For period ended December 31, 2005


ITEM 8A. CONTROLS AND PROCEDURES.

      Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

      Evaluation of disclosure and controls and procedures. As of the end of the period covered by this Annual Report, we conducted an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) of the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. However, as a result of the restatement of the year ended December 31, 2003, the Company has made some changes in procedures and control. They are as follows:

      o The Company has hired an accounting professional to oversee all financial reporting.

      o The Company has also purchased an integrated financial reporting package which separates different accounting functions such as accounts receivable, cash disbursements, etc. thus allowing for greater control as all entries are not recorded as just a bookkeeping entry. All bank reconciliations are performed in accordance with generally accepted accounting procedures with any unusual items being researched. All cash receipts are tracked to either accounts receivable or non-accounts receivable receipts and recorded as applicable.

      o The Company, at the recommendation of its Board of Directors, has changed its certified public accounting firm.

      Changes in internal controls over financial reporting. There was no change in our internal controls, which are included within disclosure controls and procedures, during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls.

                                                                    EXHIBIT 31.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

      I, M. Dewey Bain, certify that:

      1. I have reviewed this annual report on Form 10-KSB of PlanetLink Communications, Inc.;

      2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

      3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

      4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

            (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

            (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

            (c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

            (d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

      5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

EXHIBIT 31.1
PAGE 2

            (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

            (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: March 31, 2005


                                          /s/ M. Dewey Bain
                                          --------------------------------------
                                          M. Dewey Bain, Chief Executive Officer
                                          and Chief Financial Officer

                   ------------------------------------------
                             KAHN BOYD LEVYCHIN, LLP
                   ------------------------------------------
                   CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

                          INDEPENDENT AUDITORS' REPORT

================================================================================

To the Board of Directors
Planetlink Communications, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheets of Planetlink Communications, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planetlink Communications, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

As discussed in Note 14 to the financial statements, certain errors were made in the application of accounting principles, resulting in the understatement of the previously reported net loss for the year ended December 31, 2002 of $4,754,075. In addition, these errors in the application of accounting principles also resulted in the understatement of both previously reported accumulated deficit and additional paid-in capital for the year ended December 31, 2002 of $7,033,987. These errors were discovered by the management of the Company in its preparation for the issuance of the financial statements for the year ended December 31, 2003. Accordingly the financial statements for the years ended December 31, 2003, 2002 and 2001 have been restated to correct for these errors.

As further discussed in Note 14 to the financial statements, certain errors were made by the Company in classifying a portion of loans it received from its current President during the year ended December 31, 2003 as revenue in the statement of operations for that year. Correction for the misclassification of loans advanced by the officer resulted in the understatement of the previously reported net loss for the year ended December 31, 2003 by $356,481, of which $308,438 is attributed to the previously reported revenue for that year being overstated and operating expenses and interest expense being understated by $22,375 and $26,668, respectively. In addition, these errors also resulted in an understatement of previously reported total liabilities at December 31, 2003 by $356,481 and an understatement of accumulated deficit in the same amount. As such, the officer's loan payable as now reflected at December 31, 2003, based on this second restatement of the financial statements for the year ended December 31, 2003, is $307,438 higher than previously reported, and accounts payable and accrued expenses are $49,043 higher than previously reported. These errors were discovered by the management of the Company in conjunction with reconciling the amount due the officer with him in anticipation of The Company paying off the obligation, and in the Company's preparation for the issuance of the financial statements for the year ended December 31, 2004.

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48 WALL STREET, 11TH FLOOR NEW YORK, NY 10005                     (212) 843-4100

                   ------------------------------------------
                             KAHN BOYD LEVYCHIN, LLP
                   ------------------------------------------
                   CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

                          INDEPENDENT AUDITORS' REPORT

================================================================================

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has suffered recurring losses from operations, and is dependent upon the sale of equity securities to provide sufficient working capital to maintain continuity. These circumstances create substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KAHN BOYD LEVYCHIN

Kahn Boyd Levychin,
Certified Public Accountants

May 3, 2004, except for information restated to correct for misclassification of loan advances received by the Company during the year ended December 31, 2003 previously reflected in revenue for that year as to which the date is January 31, 2005 (Note 14) .






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48 WALL STREET, 11TH FLOOR NEW YORK, NY 10005                     (212) 843-4100